October 21, 2011

Via EDGAR

U.S. Securities and Exchange Commission

Office of Natural Resources

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention: George K. Schuler

RE:	Gold Resource Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 15, 2011
File No. 001-34857

Dear Mr. Schuler:

We are responding to the letter dated September 20, 2011 received by Gold Resource Corporation (the “Company”) containing engineering comments raised by the staff following review of our previous Form 10-K. In follow-up to your telephone conversation with David Babiarz of Dufford & Brown, our outside counsel, in which you graciously agreed to review responses to the comments and proposed disclosure to be included in the Company’s Form 10-K for 2011 in consideration of permitting the Company to revise its disclosure prospectively in lieu of amending its Form 10-K for 2010, we have included as appendices the relevant portions of the prospective annual report for which will disclosure will be expanded in response to the staff’s comments.

Accordingly, the Company’s responses are as follows:

Risk Factors, Page 4

Comment No. 1

The Company proposes to revise two of its risk factors that address the lack of proven and probable mineral reserves to clarify that the Company’s production decision was not based on a feasibility study of mineral reserves and that its operations are inherently uncertain. The proposed risk factors, as revised, would read as follows:

We have no proven or probable reserves, and our decision to commence commercial production is not based on a study demonstrating economical recovery of any mineral reserves and is therefore inherently risky. Any funds spent by us on exploration or development could be lost. We have not established the presence of any proven or probable mineral reserves, as defined by the SEC, at any of our properties. In what is known as Industry Guide 7, the

George K. Schuler

October 21, 2011

SEC has defined a “reserve” as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Any mineralized material discovered or produced by us should not be considered proven or probable reserves.

In order to demonstrate the existence of proven or probable reserves, it would be necessary for us to perform additional exploration to demonstrate the existence of sufficient mineralized material with satisfactory continuity and ~~then~~ obtain a positive feasibility study. ~~Exploration is inherently risky, with few properties ultimately proving economically successful. Establishing reserves also requires a feasibility study demonstrating~~ which demonstrates with reasonable certainty that the deposit can be economically and legally extracted and produced. We have not completed a feasibility study with regard to all or a portion of any of our properties to date. Since we commenced commercial production of mineralized material at the El Aguila Project without a feasibility study, there is inherent uncertainty as to whether the mineralized material can be economically produced or if so, for what period of time. The absence of proven or probable reserves makes it more likely that our properties may ~~never~~cease to be profitable and that the money we ~~have spent~~spend on exploration and development may never be recovered.

Estimates of mineralized material are based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated. ~~Unless otherwise indicated, estimates of mineralized material presented in our press releases and regulatory filings are based upon estimates made by us and our consultants.~~ When making determinations about whether to advance any of our projects to development, ~~we must~~ such as the El Aguila Project, we rely upon ~~such~~ estimated calculations as to the mineralized material on our properties. Since we have not conducted a feasibility study demonstrating proven or probable reserves, estimates of mineralized material presented in our press releases and regulatory filings contain less certainty than would be the case if the estimates were made in accordance with the SEC-recognized definition of proven and probable reserves. Until mineralized material is actually mined and processed, it must be considered an estimate only. These estimates are imprecise and depend on geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. We cannot assure you that these mineralized material estimates will be accurate or that this mineralized material can be mined or processed profitably~~.~~ and any decision to move forward with development is inherently risky. Any material changes in estimates of mineralized material will affect the economic viability of placing a property into production and such property’s return on capital. This risk is increased since we have not received a feasibility study on any of our properties. There can be no assurance that minerals recovered in small scale metallurgical tests will be recovered at production scale. ~~The mineralized material estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove inaccurate. Extended declines in market prices for gold and silver may render portions of our mineralized material uneconomic and adversely affect the commercial viability of one or more of our properties and could have a material adverse effect on our results of operations or financial condition.~~

Properties, Page 10

Comment No. 2

The Company proposes to revise its “Item 2. Properties” section of the annual report as shown in Appendix A to this letter to expand the disclosure for each of its properties.

Comment No. 3

Currently, the Company considers the El Aguila property as its only material property. The Company proposes to revise its “Item 2. Properties” section of the annual report as shown in Appendix A to expand the disclosure concerning its material property and to clarify that its other properties are not considered material.

Comment No. 4

The Company proposes to revise its “Item 2. Properties” section to disclose the tonnage and grade of its mineral production and to also include a cross-reference to its Management’s Discussion and Analysis section which will contain more detailed information regarding annual production, sales and costs. Although the Company did not provide detailed production information during its start-

George K. Schuler

October 21, 2011

up phase of commercial production in its 2010 annual report, the Company has provided this information in a tabular format in each of its quarterly reports filed thus far in 2011 and is prepared to include a comparative annual production statistics table in its upcoming annual report for 2011 in the form shown in Appendix B to this letter. The Company has also revised its “Item 2. Properties” section to clarify that it is currently running only one processing operation, which is the flotation circuit at the El Aguila mill.

Comment No. 5

Since the Company maintains an excellent safety record at its mining operations, it does not believe any disclosures regarding safety statistics is material to investors and affirmatively decided not to disclose its safety record in its annual report on Form 10-K. Because it has no mining operations located in the United States, the Company believes it is exempt from the mine safety disclosures required pursuant to the Dodd-Frank Act and is weighing whether to provide this information on a voluntary basis in its 2011 annual report on Form 10-K.

Comment No. 6

The Company proposes to revise its “Item 2. Properties” section of the annual report as shown in Appendix A to this letter to expand the disclosure concerning its exploration plans for each of its properties.

In addition to the foregoing responses, the Company also hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate confirmation from the staff that the foregoing responses are adequate, and if not, we would welcome further guidance from the staff.

We look forward to hearing from you.

George K. Schuler

October 21, 2011

Sincerely,

/s/ William W. Reid

William W. Reid

Chief Executive Officer

Enclosure

cc:	David Babiarz, Esq.

Appendix A

ITEM 2.	PROPERTIES

We classify our mineral properties into two categories: “Operating Properties” and “Exploration Properties”. Operating Properties are properties on which we operate a producing mine and are what we consider a “material” property in accordance with SEC Industry Guide 7. We currently have an interest in six properties, one Operating Property and five Exploration Properties, in the southern state of Oaxaca, Mexico.

The map below shows the general location of our six properties in the State of Oaxaca, Mexico:

Operating Properties

The El Aguila Project

Background

Effective October 14, 2002, we leased three mining concessions from a former consultant to our company known as El Aguila, El Aire and La Tehuana, which totaled 1,896 hectares. The El Aguila and El Aire concessions are part of the El Aguila Project and the La Tehuana concession is part of the Las Margaritas property.

The El Aguila lease agreement with our former consultant is subject to a 4% net smelter return royalty where production is sold in the form of gold/silver dore and 5% for production sold in concentrate form, in addition to an advance royalty of $260,000 which was paid in 2006 and which was credited against the production royalty payable to the lessor once commercial mineral production commenced. Subject to meeting minimum exploration requirements, there is no expiration term for the lease. We may terminate it at any time upon written notice to the lessor and the lessor may terminate it if we fail to fulfill any of our obligations, which primarily consists of paying the appropriate royalty payments to the lessor.

In 2010, we subsequently acquired, at no additional cost, two additional concessions from our former consultant, which we refer to as El Chacal and El Pilon, totaling 1,445 hectares, each of which are subject to a 2% royalty to him, but are not subject to the lease. We have filed for and received additional concessions for the El Aguila Project that total an additional 17,639 hectares which we refer to as El Pitayo, El Talaje, El Coyote, El Zarrito, San Luis and La Curva. These additional concessions are also not part of the concessions leased or acquired from our former consultant, and bring our interest in the El Aguila Project to an aggregate of 20,055 hectares. The mineral concessions making up the El Aguila Project are located within the San Pedro Totolapam Ejido. As described in more detail in “Mining Concessions and Regulations” below, we are required to pay concession fees to the Mexican government to maintain our interest in these concessions, including the concessions which are subject to the lease agreement with our former consultant. We paid approximately $33,000 during 2011 in maintenance fees to the Mexican government for the concessions comprising El Aguila Project.

Location and Access

The El Aguila Project is located in the Sierra Madre del Sur of southern Mexico, in the central part of the State of Oaxaca. The property is located along a major highway approximately 120 kilometers (75 miles) southeast of Oaxaca City, the state's capital city. At the village of San Jose de Gracia, the property is approximately four kilometers due northwest from the village. We have constructed a road from the village to the mine and mill sites which supports access to the property by small and large vehicles.

The climate of the El Aguila Project area is dry and warm to very warm with most rainfall occurring in the summer and annual precipitation averaging only 423.7 mm (17 inches). The average yearly temperature is 26.6 degrees centigrade (80° F). The area is very rocky with scarce vegetation. Subsistence farming occurs and the main agricultural crop is agave cactus that is cultivated for the production of mescal.

Geology and Mineralization

The El Aguila Project is located in the San Jose de Gracia Mining District in Oaxaca. Multiple volcanic domes of various scales, and probably non-vented intrusive domes, dominate the district geology. These volcanogenic features are imposed on a pre-volcanic basement of sedimentary rocks. Gold and silver mineralization in this district is related to the manifestations of this classic volcanogenic system and is considered epithermal in character.

There are no known reserves at El Aguila and we have proceeded to commercially mine the property absent a feasibility study that would indicate any proven or probable reserves. As discussed in more detail below, we have produced metal concentrates from two locations on the El Aguila property, the open pit mine (“El Aguila open pit”) and the underground mine at the La Arista vein system. The El Aguila open pit mineralization is considered low sulfidation, epithermal mineralization of gold and silver with no base metals. The La Arista vein system is considered intermediate epithermal mineralization of gold, silver, copper, lead, and zinc. The host rock at the La Arista vein system is primarily andesite.

Facilities

We constructed a mill facility at the El Aguila Project for approximately $27 million, which was completed in 2010. The mill is flexible in its ability to process several types of mineralization. It has a differential flotation section capable of processing polymetallic ores and producing up to three separate concentrate products for sale, and an agitated leach circuit capable of producing gold and silver dore for sale. Depending on the specific ore type and characteristics, the mill can process a nominal 440,000 tonnes per year. Power is provided by diesel generators at the site. We obtained water rights from the Mexican government for an amount of water we believe is sufficient to meet our operating requirements and pump it to the site from the Totolapam River located approximately five kilometers from the mill site.

Additional improvements we have made at the site include constructing an access road from a major highway, installing a water line and pumping station, creating haul roads from the mine site, constructing buildings adjacent to the mill facility for office space and an assay lab and construction of a tailings impoundment and other infrastructure. We have spent approximately $4.8 million on these improvements.

In October 2007, we acquired an additional parcel of land which is approximately five hectares in size and adjacent to the community of San Jose de Gracia. The land cost us $153,000. We have completed construction of an employee housing facility on this parcel for approximately $1.9 million that includes 10 buildings and houses approximately 50 people.

Exploration Activities

The early history of activity at the El Aguila Project property, as known by us, is prospecting and limited mining for gold and silver from the early 1900's to the mid 1960's. In 1998, the concessions were leased to Apex Silver Corporation of Denver, Colorado. Apex carried out an exploration program involving geologic mapping, surface sampling and an 11-hole drilling program (1,242 meters, or 4,074 feet). The results did not meet Apex's expectations so it cancelled its lease on the property in 2002. We leased the property from our former consultant in October 2002.

In August 2003, we commenced an initial drilling and exploration program. Through 2010, we have drilled a total of 242 core holes equaling 58,113 meters and 177 reverse circulation holes equaling 15,609 meters for a total of 383 holes totaling 73,722 meters (241,809 feet). [This data will be updated through 2011.]

Exploration at the El Aguila Project has involved drilling the El Aguila open pit mineralization and drilling the El Aire vein system mineralization and the discovery and subsequent detailed drilling of the La Arista vein system. The La Arista vein system is made up of two primary veins, the Baja vein and the Arista vein which are approximately 30 meters apart. The drilling of the La Arista vein system has shown mineralized material over 500 meters of strike length and 500 meters of depth. Both veins are open along strike and depth.

Our exploration program at El Aguila during 2011 and 2012 is primarily focused on development work at the La Arista vein system and although there is no specific timetable for exploration, development of the vein system remains our highest exploration priority. We anticipate spending approximately $3.5 million in 2012 for exploration at El Aguila, consisting of approximately $3 million for drilling, $100,000 for geochemical surveys and $400,000 for geophysical exploration, including an airborne magnetic survey. All exploration activities will be funded from working capital.

Operating Activities

We declared commercial production at the El Aguila Project July 1, 2010. Mineral production during 2010 consisted of processing ore from the El Aguila open pit located approximately 0.5 kilometers from the mill. Mining of the open pit ore was essentially completed in 2010, although there remains a stockpile of open pit ore approximating 150,000 tonnes at the end of 2010. In 2010, we processed 114,560 tonnes of open pit ore with an average grade of 3.7 g/t gold and 43.2 g/t silver from this ore through the mill’s flotation circuit. Please refer to “Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation” for more information regarding our mineral production.

During 2010, we began developing an underground mine to access two veins we named the La Arista and Baja veins, which we refer to as the “La Arista vein system”. The underground mine is approximately 2 kilometers from the mill. We have constructed a primary decline ramp and that has reached Level 8, approximately 170 meters below the surface, at December 31, 2011. We have also constructed a safety/ventilation decline ramp in conjunction with the primary decline ramp.

In November 2010, we commenced underground mining and stockpiling of the La Arista ore at our El Aguila Project and continue to develop multiple working faces on the veins. We reached the first stope between Level 4 and Level 5 during 2011 and we are mining ore from the stopes between Levels 4 and 5 and Levels 5 and 6 at December 31, 2011.

We began transitioning from processing the open pit ore to the underground ore at our mill facilities in March 2011. Since that time, and especially following an anomalous storm in April 2011 which flooded the lower levels of the underground mine, we have periodically processed ore from the open pit stockpile in addition to underground ore to supplement mill throughput. For approximately six weeks during the cleanup phase, we were unable to remove ore from the underground mine and supplemented approximately 20% of the mill throughput with open pit ore. In June 2011, we began processing ore from one of the first stopes we encountered and have combined this ore with development ore from La Arista. In 2011, the combined open pit and underground ore we processed totaled XXX tonnes with an average grade of XX gold and XX silver. [This data will be updated through 2011.] All of our processing is taking place using the mill’s flotation circuit, as we have not yet utilized the mill’s agitated leach circuit.

Exploration Properties

We currently hold an interest in five additional properties in Oaxaca, which we classify as exploration properties. We do not currently consider any of these properties to be a “material” property for purposes of Industry Guide 7 and none of these properties has any known reserves. We anticipate all exploration activities at these properties will be funded through our working capital.

The El Rey Property

The El Rey property consists of concessions in another area in the state of Oaxaca known as El Rey, El Virrey, La Reyna and El Marquez. We acquired the El Rey concession from our former consultant and it is subject to a 2% net smelter return royalty payable to him. We obtained the remaining concessions by staking claims and filing for concessions with the Mexican government. These concessions total 892 hectares and we are required to pay concession maintenance fees semi-annually to the Mexican government to maintain the claims. We paid $9,500 in maintenance fees for the concessions comprising El Rey property in 2011.

The El Rey property is an exploration stage property. It is approximately 64.4 kilometers (40 miles) from the El Aguila Project. There is no plant or equipment on the El Rey property. If exploration is successful, any mining would probably require an underground mine but any mineralized material could be trucked to the El Aguila Project mill for processing.

Limited drilling at El Rey has encountered gold and silver mineralization up to 1 meter of 132.5 grams/tonne gold (4.25 ounces/tonne) and 1.5 meters of 958 grams/tonne silver. The mineralized material has been located within 100 meters from the surface. To date, we have drilled 48 holes for a total of 5,293 meters (14,008 feet) at the El Rey property. [This data will be updated through 2011.] During 2011, we began to refurbish and extend an existing shaft on the property to permit underground exploratory drilling. We purchased a hoist and began constructing a headframe to use at the shaft to facilitate underground access.

We intend to continue exploration at El Rey during 2012 and have budgeted $1.2 million for that purpose, including $500,000 for continued work on the existing shaft and $500,000 for additional drilling from the surface and underground. We expect to have access and ability to explore underground in the first half of 2012. We are using an experienced underground Mexican contractor to carry out this work.

The Las Margaritas Property

The Las Margaritas property is made up of the La Tehuana concession. We leased this concession in October 2002 from our former consultant along with two of the concessions comprising the El Aguila property and the terms of this agreement are discussed under “The El Aguila Project” above. It is comprised of approximately 925 hectares located adjacent to the El Aguila Project. We are also required to pay concession maintenance fees semi-annually to the Mexican government to maintain this claim and we paid $17,000 in maintenance fees during 2011.

To date, we have conducted limited surface sampling that has identified mineralization up to 3,120 grams per tonne silver with 1.1 grams per tonne gold. Based on these results, we intend to continue exploration activity at Las Margaritas. We have budgeted approximately $150,000 for additional geophysical and geochemical testing during 2012 to continue identifying potential drill targets. We have not established a formal timetable for exploration, however, if we initiate an exploratory drilling program at the property, we would anticipate spending approximately $500,000 during the first twelve months on surface drilling.

The Solaga Property

In February 2007, we leased a 100% interest in a property we refer to as the Solaga property, which is comprised of two mining concessions totaling 618 hectares known as Solaga I and Solaga II. The property is located approximately 120 kilometers (75 miles) northeast of the El Aguila Project. The primary term of the lease is for eight years and can be held after that by production. The lease is subject to a 4% net smelter return royalty on any production. The lease also requires an annual minimum advance royalty payment of $10,000 if production has not commenced by 2010. We paid the minimum advance royalty in 2010 and 2011 to the lessor in accordance with the lease. We are also required to pay concession maintenance fees semi-annually to the Mexican government to maintain the claims and we paid $2,600 in maintenance fees for Solaga during 2011.

A dormant silver mine is located on the Solaga property which was in production as recently as the 1980's. However, we cannot estimate if or when we will reopen the mine. We have not conducted any exploration activities at the property and have not established a timetable for exploration. To the extent we have the personnel and equipment available during 2012, we will commence exploration activities and have budgeted approximately $600,000 for that purpose. We intend to conduct surface sampling and geological mapping at the Solaga property, as well as to evaluate whether to rehabilitate the historic workings located at the property.

The Alta Gracia Property

In August 2009, we acquired claims adjacent to the Las Margaritas property in the Alta Gracia Mining District by filing concessions known as, the David 1, the David 2 and La Hurradura, totaling 5,175 hectares. We refer to this property as the Alta Gracia property. We are required to pay concession maintenance fees to the Mexican government semi-annually in order to maintain these claims and we paid $6,500 in annual fees during 2011.

During 2010, we conducted surface sampling and geologic mapping at Alta Gracia. Our rock chip samples and other geologic field work have identified several structural targets containing gold and silver mineralization, including three high-grade polymetallic veins that outcrop on the surface near some historic workings. We believe these results justified further exploration using an exploratory drill program. During 2010, we identified multiple drill targets and drilled several initial exploratory holes. We have no established timetable for our exploration activities at Alta Gracia; however, we have budgeted approximately $1 million for additional exploration activities in 2012, including $500,000 to continue exploratory drilling. In addition to surface drilling, we intend to develop underground drill stations for deeper exploratory drilling and to test for mineral continuity. We intend to spend approximately $250,000 to rehabilitate historic adits located at the site to permit underground access. The remaining $250,000 is budgeted for geophysical and geochemical testing.

The El Chamizo Property

In June 2011, we staked mineral claims between the El Rey property and Alta Gracia property and acquired an exploration concession from the Mexican government of approximately 26,386 hectares (101 square miles) referred to as El Chamizo. We are required to pay maintenance fees to the Mexican government semi-annually to maintain these claims and during the second half of 2011 we paid approximately $3,000 in maintenance fees. There has been no exploration activity at El Chamizo to date and there are currently no plans to conduct any exploration.

Mining Concessions and Regulations

Mineral rights in Mexico belong to the Mexican federal government and are administered pursuant to Article 27 of the Mexican Constitution. All of our mining concessions are exploitation concessions, which may be granted or transferred to Mexican citizens and corporations. Our leases or concessions are held by our Mexican subsidiaries. Exploitation concessions have a term of 50 years and can be renewed for another 50 years. Concessions grant us the right to explore and exploit all minerals found in the ground. Maintenance of concessions requires the semi-annual payment of mining duties (due in January and July) and the performance of assessment work, on a calendar year basis, with assessment work reports required to be filed in the month of May for the preceding calendar year. The amount of mining duties and annual assessment are set by regulation and may increase over the life of the concession and include periodic adjustments for inflation. Mining concessions are registered at the Public Registry of Mining in Mexico City and in regional offices in Mexico.

Mexican mining law does not require payment of finder’s fees or royalties to the government, except for a discovery premium in connection with national mineral reserves, concessions and claims or allotments contracted directly from the Mexican Geological Survey. None of the claims held by any of our subsidiaries are under such a discovery premium regime.

Ejido Lands and Surface Right Acquisitions

Surface lands at our Oaxaca mining properties are Ejido lands (agrarian cooperative lands granted by the federal government to groups of Campesinos pursuant to Article 27 of the Mexican Constitution of 1917). Prior to January 1, 1994, Ejidos could not transfer Ejido lands into private ownership. Amendments to Article 27 of the Mexican Constitution in 1994 now allow individual property ownership within Ejidos and allow Ejidos to enter into commercial ventures with individuals or entities, including foreign corporations. We have an agreement with the local San Pedro Totolapam Ejido allowing exploration and exploitation of mineralization at the El Aguila Project and our surrounding properites.

Mexican law recognizes mining as a land use generally superior to agricultural. However, the law also recognizes the rights of the Ejidos to compensation in the event mining activity interrupts or discontinues their use of the agricultural lands. Compensation is typically made in the form of a cash payment to the holder of the agricultural rights. The amount of such compensation is generally related to the perceived value of the agricultural rights as negotiated in the first instance between the Ejidos and the owner of the mineral rights. If the parties are unable to reach agreement on the amount of the compensation, the decision will be referred to the government.

We have established surface rights agreements with the San Pedro Totolapam Ejido and the individuals impacted by our proposed operations which allow disturbance of the surface where necessary for our exploration activities and mining operations.

Office Facilities

We purchased a building in Colorado Springs, Colorado, containing approximately 4,500 square feet to serve as our executive and administrative headquarters. We believe these facilities are suitable for the foreseeable future. We previously leased additional office facilities in Denver, Colorado, which lease expired in February 2011.

Glossary

The following terms used in this report shall have the following meanings:

Adit:	A more or less horizontal drive (walk-in mine) into a hill that is usually driven for the purpose of intersecting or mining an ore body. An adit may also be driven into a hill to intersect or connect a shaft for the purpose of dewatering. Adits were commonly driven on a slight incline to enable loaded mine trucks to have the advantage of a downhill run out, while the empty (lighter) truck was pushed uphill back into the hill. The incline also allows water to drain out of the adit. An adit only becomes a tunnel if it comes out again on the hill somewhere, like a train tunnel.

Andesite:	An extrusive igneous, volcanic rock, of intermediate composition, with aphanitic to porphyritic texture characteristic of subduction zones, such as the western margin of South America. Along with basalts they are a major component of the martian crust.

Doré:	Unrefined gold and silver bars usually containing more than 90% precious metal.

Epithermal:	Used to describe gold deposits found on or just below the surface close to vents or volcanoes, formed at low temperature and pressure.

Gram:	A metric unit of weight and mass, equal to 1/1000th of a kilogram. One gram equals .035 ounces. One ounce equals 31.103 grams.

Hectare:	Another metric unit of measurement, for surface area. One hectare equals 1/200th of a square kilometer, 10,000 square meters, or 2.47 acres. A hectare is approximately the size of a soccer field.

Kilometer:	Another metric unit of measurement, for distance. The prefix “kilo” means 1000, so one kilometer equals 1,000 meters, one kilometer equals 3,280.84 feet, which equals 1,093.6 yards, which equals 0.6214 miles.

Manto:	A mineralogy term meaning a layer or stratum.

Mineralized Material:	Minerals or any mass of host rock in which minerals of potential commercial value occur.

Net Smelter Return Royalty:	A share of the net revenue generated from the sale of metal produced by the mine.

Ore or Ore Deposit:	Rocks that contain economic amounts of minerals in them and that are expected to be profitably mined.

Silicified:	Is combined or impregnated with silicon or silica.

Tonne:	A metric ton. One tonne equals 1000 kg. It is approximately equal to 2,204.62 pounds.

Volcanogenic:	Of volcanic origin.

Volcanic domes:	These are mounds that form when viscous lava is erupted slowly and piles up over the vent, rather than moving away as lava flow. The sides of most domes are very steep and typically are mantled with unstable rock debris formed during or shortly after dome emplacement. Most domes are composed of silica-rich lava which may contain enough pressurized gas to cause explosions during dome extrusion.

Conversion Table
Metric System	Imperial System
1 metre (m)	3.2808 feet (ft)
1 kilometer (km)	0.6214 mile (mi)
1 square kilometer (km2)	0.3861 square mile (mi2)
1 square kilometer (km2)	100 hectares (has)
1 hectare (ha)	2.471 acres (ac)
1 gram (g)	0.0322 troy ounce (oz)
1 kilogram (kg)	2.2046 pounds (lbs)
1 tonne (t)	1.1023 tons (t)
1 gram/tonne (g/t)	0.0292 ounce/ton (oz/t)

Appendix B

El Aguila Project Production Statistics
	Twelve months ended
	December 31, 2011	December 31, 2010(1)
Mine Production:
Tonnes Milled (dry)		114,650
Average Tonnes Milled Per Day		715
Average Gold Grade (g/t)		3.7
Average Silver Grade (g/t)		43.2
Average Copper Grade (%)		—
Average Lead Grade (%)		—
Average Zinc Grade (%)		—

Recoveries:
Average Gold Recovery (%)		77
Average Silver Recovery (%)		70
Average Copper Recovery (%)		—
Average Lead Recovery (%)		—
Average Zinc Recovery (%)		—

Payable metal produced:
Gold (oz.)		10,493
Silver (oz.)		111,316
Copper (tonnes)		—
Lead (tonnes)		—
Zinc (tonnes)		—

Payable metal sold:
Gold (oz.)		10,493
Silver (oz.)		111,316
Copper (tonnes)		—
Lead (tonnes)		—
Zinc (tonnes)		—

Average metal prices realized:
Gold (per oz.)		$1,201
Silver (per oz.)		$20
Copper (per tonne)		—
Lead (per tonne)		—
Zinc (per tonne)		—

Gold equivalent ounces sold:
Gold (oz.)		10,493
Equivalent Gold (oz.) from Silver(2)		N/A
Total Gold and Gold Equivalent (oz.)		10,493

Unit costs:
Costs per tonne – ore mined		$7
Costs per tonne – ore milled		$26
Total cost per tonne		$33
Cash cost per ounce Gold and Gold Equivalent(3)		$217

(1)	Commercial production commenced July 1, 2010, thus statistical data for this period reflects only a partial year of operations.
(2)	During 2010, silver was not characterized as a by-product metal and was not converted into gold equivalent ounces.
(3)

A reconciliation of this non-GAAP measure to cost of sales and other direct production costs and depreciation, depletion and amortization, the most comparable GAAP measure, can be found below in Non-GAAP Measures.